May 12, 2021


              VIA E-MAIL

              Dodie Kent, Esq.
              Eversheds Sutherland LLP
              1114 6th Ave.
              New York, NY 10036

              Re:            The Penn Insurance and Annuity Company
                             PIA Variable Life Account I
                             Initial Registration Statement on Form N-6
                             File Nos. 333-254206; 811-23646

              Dear Ms. Kent:

                     You filed the above-referenced initial registration statement on Form N-6 on behalf of
              The Penn Insurance and Annuity Company (the    Company   ) and
its separate account on March
              12, 2021. Based on our review, we have the following comments.1

              General

                      1. Please confirm that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment
to the registration statement. We may
                         have further comments when you supply the omitted
information.

                      2. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any policy
features or benefits, or whether the
                         Company will be solely responsible for any benefits or
features associated with the
                         Policy.

                      3. Please disclose all intermediary specific variations and material state variations, including
                         those relating to an investor   s right to cancel, in
an appendix to the prospectus.
                         Instruction to Item 8(a) of Form N-6.



              1
                Where a comment is made with regard to the disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. Capitalized terms have the same meaning as in the registration statement unless otherwise indicated.



     Dodie Kent, Esq.
    May 12, 2021
    Page 2 of 9



    PROSPECTUS

    Guide to Reading This Prospectus (Table of Contents) (p. 2)

        4. The last sentence of the first paragraph following the bullet points is incomplete. Please explain how an investor can obtain the portfolio prospectuses, or delete the sentence.

    Important Information You Should Consider (pp. 5-10)

        5. Please remove the narrative preceding the key information tables in accordance with Item
           2 of Form N-6. Please revise the heading to state    Important
Information You Should
           Consider About the Protection Variable Universal Life Insurance
Policy.

        6. Please confirm supplementally that the key information table cross-references in electronic versions of the summary and statutory prospectuses will link directly to the location in the statutory prospectus where the subject matter is discussed in greater detail, or will provide a means of facilitating access to that information through equivalent methods or technologies. Instruction 1(b) to Item 2 of Form N-6.

        7. Please revise the first paragraph in the Charges for Early Withdrawals section of the Fees and Expenses table to state the maximum surrender charge as a percentage of Specified
           Amount, consistent with the percentage stated in the fee table and with Instruction 2(a) to
           Item 2 of Form N-6.

           With regard to the example, please remove the assumptions regarding individual policyowner characteristics (i.e., age, gender, and risk class), and state the maximum surrender charge as a percentage of Specified Amount that could be paid under any policy. Instruction 2(a) to Item 2 of Form N-6.

           Finally, please remove the statement that the maximum surrender charge is reduced over time, as this is neither permitted nor required by Item 2. See General Instruction C.3.(b)
           of Form N-6.

        8. When describing the Risks Associated with Investment Options in the Risks table, please
           add cross-references to Appendix A     Portfolios and Appendix B-
Fixed Account
           Options. Please also state that premiums and policy value allocated to the Traditional
           Fixed Account Option may be kept there for an extended period of time due to restrictions on transferring out of the Traditional Fixed Account Option, and add
           corresponding disclosure to the Summary of Principal Risks of Investing in the Policy.

        9. In the Optional Benefits Restrictions discussion, please disclose that a change in the
           Specified Amount, the addition, deletion, or change of any riders, or a change in the
           insured   s rate class may impact the No-Lapse Guarantee rider, and
may require the
     Dodie Kent, Esq.
    May 12, 2021
    Page 3 of 9



           payment of additional premiums to maintain the rider   s guarantee.
Please add
           corresponding disclosure to the Summary of Principal Risks of Investing in the Policy
           and to the Brief Description of Restrictions/Limitations column of the optional benefits table beginning on page 35 of the prospectus.

    Overview of the Protection Variable Universal Life Insurance Policy (pp. 11-13)

        10. The third paragraph of the Premiums discussion on page 11 states that the Policy could lapse even if all of the planned premiums are paid on time. Please briefly explain why this is so.

        11. On page 12, please clarify in the Transfers discussion the reference to transferring to and
            from    some    of the Fixed Account Options. More specifically,
please identify which
            Fixed Account Options are available for transfers.

        12. Also on page 12, please disclose the potentially negative consequences to borrowing money under the Policy (e.g., loans are charged interest, the loan collateral does not participate in the investment experience of the Variable Investment Options, and loans may reduce the policy value and death benefit, may increase the risk of lapse, and may have tax consequences).

        13. In the Surrenders and Withdrawals discussion, please state that partial withdrawals are subject to a partial withdrawal processing fee, may reduce the policy value and death benefit, and may increase the risk that the policy will lapse. Please state that surrenders and partial withdrawals may have tax consequences, including potential tax penalties.

        14. When discussing the No-Lapse Guarantee on page 13, please provide a cross-reference to the section of the prospectus that describes the No-Lapse Guarantee Requirement.

        15. Please make corresponding changes to the Overview section of the summary prospectus.

    Table of Fees and Expenses (pp. 14-19)

       16. In the Transaction Fees table, please clearly state in the Amount Deducted column that
           the maximum guaranteed surrender charge is    a maximum of $xx.xx to
a minimum of
           $yy.y per $1000 of Specified Amount or decrease in Specified Amount, and move the remaining text in this column to a footnote (i.e., the first and last sentences). See
           Instruction 1(f) to Item 4 of Form N-6. Similarly, please remove the
phrase    x the
           surrender factor of 100%    when stating the charge for the
representative insured. In
           footnote 2, please remove the reference to current rates, as the table only shows the maximum guaranteed surrender charge.
     Dodie Kent, Esq.
    May 12, 2021
    Page 4 of 9



        17. Please include the charges for optional riders in the Periodic Charges fee table, and delete the separate rider table and corresponding text (i.e., disclose in one table Base Policy
            Charges and Optional Benefit Charges). Item 4 of Form N-6.

        18. In the Periodic Charges table, please move the Policy Loans Net Interest Charge, which relates to an optional benefit (i.e., borrowing from the policy), to the Optional Benefit
            Charges section of the Periodic Charges table (see prior comment). Instruction 3(f) to
            Item 4 of Form N-6.

        19. Please move the charge for the Accelerated Death Benefit rider, which is a nonrecurring charge, to the Transaction Fees table. Instruction 3(c) to Item 4 of Form N-6.

        20. So as not to obscure essential fee information, please remove from the table optional riders that do not impose a charge.

        21. When stating in the footnote relating to rider cost of insurance charges that such charges vary depending on individual characteristics, please also state that the charges shown in the table may not be representative of the charges that a particular investor will pay.
            Instruction 3(b) to Item 4 of Form N-6.

    Summary of Principal Risks of Investing in the Policy (pp. 20-22)

      22. When listing the factors that could cause a Policy to lapse in the Risk of Lapse discussion, please include taking a loan under the Policy.

    What Payments Must I Make Under the Policy? (pp. 25-27)

        23. Please describe the    other terms and conditions applicable to
reinstatements    referenced
            in the third sentence of the third paragraph on page 27 discussing reinstatement. Item
            14(c) of Form N-6. Please make corresponding changes to page 21 of the summary prospectus. Rule 498A(b)(5)(vi).

    How Much Life Insurance Does the Policy Provide? (p. 28)

      24. Please state when insurance coverage is effective, and when the death benefit is calculated and payable. Instructions (i) and (ii) to Item 10(a) of Form N-6.

    Can I Change Insurance Coverage Under the Policy? (p. 28)

      25. Please state that a change in the Specified Amount may impact the No-Lapse Guarantee
          Rider, and may require the payment of additional premiums to maintain the guarantee under the rider.

     Dodie Kent, Esq.
    May 12, 2021
    Page 5 of 9



    How Can I Change the Policy   s Investment Allocations? (pp. 29-31)

        26. With respect to the Fixed Dollar Cost Averaging Account and Asset Rebalancing
            discussions, please: (a) move this disclosure to the discussion following the optional benefits table in the What Are the Supplemental Riders and Benefits That Are Available?
            section of the prospectus, per Item 11 of Form N-6; (b) disclose that the minimum guaranteed interest rate credited to the Fixed Dollar Cost Averaging Account is 1%; and
            (c) confirm supplementally that investors are in fact permitted to participate in both programs at the same time, as the two programs could have the effect of nullifying one another.

    What Are the Supplemental Riders and Benefits That Are Available? (pp.
35-44)

        27. Please replace the narrative preceding the optional benefits table with the disclosure required by Item 11 of Form N-6.

        28. To facilitate investor review, please consider moving the No-Lapse Guarantee Rider discussion beginning on page 42 to precede the Accidental Death Benefit Rider discussion page 38 in accordance with the chronology of the optional benefits table.

        29. With respect to the Accidental Death Benefit Rider, please clarify in the optional benefits table and in the discussion of the rider on page 38 whether the rider can be elected at any time, or only at the time the Policy is purchased.

        30. Please more clearly state in the first paragraph on page 39 that the term insurance
            provided under the Children   s Term Insurance Rider pays a benefit
upon death of the
            child(ren) specified under the rider. Please also explain the type of life insurance to be
            provided upon conversion at age 23, and describe the rider   s
specific dollar and age limits
            that are referenced in the optional benefits table.

        31. On page 39, please define total disability under the Disability Waiver of Monthly
            Deduction Rider rather than cross-referencing to the optional benefits table, and describe all exclusions that may apply under the rider. Item 11(b)(2) of Form N-6.

        32. If the    interest adjustment    applied to the accelerated amount
when calculating the
            Accelerated Death Benefit Rider charge increases the overall charge, then please make this clear on page 40 and in the fee table, and avoid the use of interest adjustment terminology. Please also clarify in the optional benefits table that this rider is standard only with respect to Policies with a Specified Amount greater than $50,000.

        33. Please state in the Chronic Illness Accelerated Benefit Rider discussion and in the optional benefits table that upon payment of an accelerated benefit payment, the
            Specified Amount under the Policy will be reduced by the payment and by an
     Dodie Kent, Esq.
    May 12, 2021
    Page 6 of 9



           Accelerated Benefit Payout Interest Rate. Please also explain in the rider discussion the basis upon which that interest rate is determined. Please clarify in the optional benefits table and at the end of the discussion of the rider on page 41 whether the rider is standard with all Policies, or can be added to a Policy after issue.
    How Can I Withdraw Money From the Policy? (pp. 43-44)

        34. Please state that partial withdrawals may increase the risk that the Policy will lapse, and that surrenders and partial withdrawals may have tax consequences, including a possible tax penalty if withdrawn before age 59 1  2. Item 12(a) of Form
N-6.

    Can I Choose Different Payout Options Under the Policy? (pp. 44-45)

        35. Please briefly describe each payout option, and state, where applicable, that no payments will be made if the beneficiary dies before the date of first payment.

        36. Please state the form of death benefit proceeds to be paid if the beneficiary does not make an election within one year of the date of death. Instruction (v) to Item 10(a) of Form N-6.

    Do I Have the Right to Cancel the Policy? (p. 53)

        37. Consistent with the cancellation provision on the cover page of the prospectus, please clarify that in most states, the investor will receive a refund of policy value, plus the premium charge and monthly deductions, and minus any loans and accrued loan interest.

    Financial Statements (p. 58)

        38. Please state that the separate account is newly established, and therefore does not have financial statements for the most recent fiscal year, and that future financial statements of the separate account will appear in the statement of additional information. Item 17 of
            Form N-6.

    Appendix A

        39. Please conform the narrative preceding the table to the legend set forth in Item 18 of Form
            N-6. Please ensure that this legend provides a website address that is specific enough to lead investors directly to the portfolio company prospectuses. Instruction 1(b) to Item 18.

    Appendix B

        40. Please reconcile the disclosure in the fourth, fifth, and six paragraphs of Appendix B, which states that the Company can change the current interest rates for the fixed accounts at any time, with disclosure elsewhere that states that the current crediting rates will be in
     Dodie Kent, Esq.
    May 12, 2021
    Page 7 of 9



           effect for twelve-month periods or for the length of the dollar cost averaging period, as applicable.

        41. In accordance with plain English principles, please simply state the minimum guaranteed interest rate for each fixed account (e.g., 1.0%), rather than
referring to the    Fixed
            Account Guaranteed Minimum Interest Rate    and the    Holding
Account Guaranteed
            Minimum Interest Rate.

        42. With respect to the Fixed Dollar Cost Averaging Account, please state the minimum transfer amount rather than referring the investor to the policy.

    STATEMENT OF ADDITIONAL INFORMATION

    Experts (p. 11)

        43. Please provide the financial statements for the Company as of December 31, 2020 and
            2019 and for each of the three years in the period ended December 31, 2020. Rule 3-02 of
            Regulation S-X.

    PART C

        44. Please conform the signatures on the signature page to the requirements of Form N-6 (i.e., both the registrant and the depositor must sign the registration statement).

    SUMMARY PROSPECTUS

    General

        45. Please apply all comments herein to the summary prospectus, as applicable.

        46. Please include on the bottom of the last page of the summary prospectus the
            EDGAR contract identifier for the Policy in type size smaller than that generally used in the prospectus (e.g., 8-point modern type). Rule 498A(b)(3)(ii).

    Overview of the Protection Variable Universal Life Insurance Policy (pp. 11-15)

      47. Rule 498A(b)(5)(ii) of the Securities Act of 1933 requires that the summary prospectus include the information required by Item 3 of Form N-6, and is intended to mirror the information required by Item 3 in the statutory prospectus. Please reconcile the Overview section of the statutory prospectus with that of the summary prospectus, as the two differ.

     Dodie Kent, Esq.
    May 12, 2021
    Page 8 of 9



    Standard Death Benefit (p. 16)

       48. Please state when insurance coverage is effective, when the death benefit is calculated and payable, who has the right to choose the form of benefit and the procedure for choosing the form of benefit (including when the choice is made and whether the choice is revocable), the forms the benefit may take, and the form of benefit that will be provided if a particular form has not been elected. See Rule 498A(b)(5)(iii); Instructions to Item 10(a)
           of Form N-6. Please also consider deleting the last sentence of this section, which is redundant with the first sentence of the second paragraph in this same section.

    Other Benefits Available Under The Policy (pp. 16-19)

       49. In the restrictions listed in the first row of the table, please note that the No Lapse
           Guarantee Requirement depends on    any policy loan,    as is stated
in the optional benefits
           table in the statutory prospectus.

    Making Withdrawals: Accessing The Money in Your Policy (pp. 22-23)

      50. Please state when surrender and withdrawal proceeds are payable, and briefly describe the potential effect of surrenders and withdrawals (e.g., partial withdrawals may increase the risk that the policy will lapse, surrenders and partial withdrawals may have tax consequences). Rule 498A(b)(5)(vii); Item 12(a) to Form N-6.

      51. Please remove the discussion on Loans, as a summary prospectus may only contain the information that is permitted or required by rule 498A(b)(5).

    Table of Fees and Expenses (pp. 23-32)

       52. Please revise the heading to state    Additional Information About
Fees,    consistent with
           the table of contents and with rule 498A(b)(5)(viii).

       53. In the Periodic Charges table, please remove the    increase in
Specified Amount    reference
           from the expense charge description, as the Policy does not permit increases in Specified
           Amount.

                                            ********
            Responses to this letter should be made in a letter to me filed on Edgar and in the form of a pre-effective amendment filed pursuant to rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

            You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.
     Dodie Kent, Esq.
    May 12, 2021
    Page 9 of 9




            Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Company and its underwriter must request acceleration of the effective date of the registration statement.

            In closing, we remind you that the Company is responsible for the accuracy and adequacy of its disclosure in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

            Should you have any questions prior to filing the pre-effective amendment, please feel free to contact me at 202-551-8045 or bentzingere@sec.gov.


Sincerely,

                                                                       /s/
Elisabeth Bentzinger


Elisabeth Bentzinger
                                                                       Senior
Counsel


    cc: Andrea Ottomanelli Magovern
        Sally Samuel